July 31, 2009

Mr. John Ganley
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	AIP Alternative Strategies Funds (the “Trust”)

Dear Mr. Ganley:

On behalf of the Trust, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on July 23, 2009, regarding the Trust’s Preliminary Proxy Statement (the “Proxy Statement”) filed on Schedule 14A on July 13, 2009 (the “Comments”), relating to its series: Alpha Hedged Strategies Fund and Beta Hedged Strategies Fund (each a “Fund,” together, the “Funds”).  The Funds’ legal counsel, Blank Rome LLP, is delivering a letter coinciding with this letter, which responds to the Comments.

The Trust hereby acknowledges that, in connection with the Comments, the Staff has not passed on the accuracy or adequacy of the disclosure made in the Proxy Statement, and the Trust and its management are responsible for the content of such disclosure.  The Trust further acknowledges that the Comments, or changes to disclosure in response to the Comments, do not foreclose the Commission from taking any action with respect to the filing; and the Trust represents that neither the Trust nor its management will assert the Comments or changes in disclosure in response to the Comments as a defense in any action or proceeding by the Commission or any person.

Very truly yours,

/s/ LEE SCHULTHEIS
Lee Schultheis
President